1(212) 318-6053

keithpisani@paulhastings.com

September 11, 2015

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Gabelli Securities Group, Inc.

Amendment No. 1 to Form 10-12B

Filed May 12, 2015

File No. 1-37387

Dear Mr. Windsor:

On behalf of our client, Gabelli Securities Group, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated August 20, 2015, with respect to the above-referenced registration statement (the “Form 10”), including the Information Statement filed as Exhibit 99.1 to the Form 10 (the “Information Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Form 10 (“Amendment No. 2).

We have reproduced each of the Staff’s comments below in italics and have provided the Company’s response below each comment.  Page number references in the responses below are to Amendment No. 2 or the Information Statement included in Amendment No. 2, as applicable.

Registration Statement on Form 10-12B

Exhibit 99.1

General

1.                                      On page 27, in the second paragraph under “If we were deemed an investment company under the Investment Company Act . . . material adverse effect on our business,” in the last sentence, you state that “[w]e intend to grow our business and expand our product offerings through organic growth and, possibly, acquisitions, alliances and lift- outs.” Please describe in this section the types of acquisitions, alliances and lift-outs in which the company expects to engage so that the company will be engaged primarily in a business other than investing, reinvesting, owning,

September 11, 2015

holding or trading in securities as soon as is reasonably possible (and in any event within one year). Will the cash and securities held by the company be used primarily to fund these activities? If so, why is this only referred to as a possibility? Please also explain in this section: (a) what is meant by the term “organic growth”; (b) how organic growth will be achieved separate from the possible acquisitions, alliances, and lift-outs to which you refer; (c) how you expect organic growth will result in the company no longer being in the business of investing, reinvesting, owning, holding or trading in securities as soon as is reasonably possible (and in any event within one year) - e.g., do you expect that the company’s investment management and institutional research business will somehow grow so large within one year that the cash and securities the company holds will no longer be a significant part of its assets and, if so, what is your basis for this belief; and (d) any specific actions the company expects to take to comply with Rule 3a-2.

The Company has revised the disclosure on page 27 of the Information Statement in response to the Staff’s comment.

In addition, the Company advises the Staff that it will actively seek and evaluate various alternatives that will expand its business.  The economy, the market and actual business opportunities will impact when and how the expansion will be accomplished.  The Company believes it may expand its alternative investment management business through organic growth.  The term “organic growth” in this context means growth by the development of alternative investment products, such as hedge funds and private equity funds or merchant banking, as contrasted with growth achieved through acquisition of alternative asset managers or alliances with these managers.  As the staff may readily envision, the Company may choose to sponsor a hedge or private equity fund that invests in a particular alternative asset class and that has a certain asset size.  As an example, the Company might seek to launch a $500 million fund by providing $50 million in seed capital in the form of a general partner or managing member interest and seeking to raise $450 million from outside investors.  A general partner or managing member interest in such a fund for which the Company or an affiliate serves as general partner or managing member is not a “security” within the meaning of Section 2(a)(36) of the Investment Company Act.  See e.g., Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, by Andrew J. Donohue, Director, Division of Investment Management, U.S. Securities and Exchange Commission, Before the U.S. Senate Committee on Finance (July 11, 2007) (addressing the investment company status of Fortress Investment Group LLC and The Blackstone Group L.P., both classified as alternative asset managers in connection with their management of hedge and private equity funds).  The funding of capital for a general partner investment in a proprietary fund would be satisfied by the liquidation of these investments that will be held by the Company after the spin-off.

The Company may also acquire other alternative investment managers, including, without limitation, hedge, private equity or real estate fund managers, or enter into joint ventures or other strategic alliances with these managers.  In addition, the Company may seek to build its alternative asset management business through lift-outs — i.e., hiring a team of alternative asset portfolio managers.  Although the Company will explore these various alternatives in the near term, whether and when the Company may achieve any of these objectives is difficult to predict because its success in doing so would depend on the confluence of a number of factors, such as whether a target company has the resources that the Company desires in a merger or strategic alliance, the synergy between the Company and any such target company, the state of the alternative investment management business generally, the Company’s and target’s competencies at managing a potential collaboration, the overall economic and market conditions, etc.  What the Company can say with certainty is that it will in the coming months actively pursue these growth opportunities for its alternative investment management business.

September 11, 2015

The Company expects to deploy its cash and securities to build its alternative asset management business by means of the methods indicated.  The Company’s management team will evaluate all such alternatives and seek the best opportunities available to accomplish this goal, while seeking to maximize stockholder value.  It is only a “possibility” because what alternatives are available to the Company and the timing of those opportunities is difficult to predict.  However, the Company believes it can be accomplished in the time frame required to rely upon the exclusion from the Investment Company Act afforded by Rule 3a-2.  Pending the availability of potential expansion options, the Company will prudently continue to hold these resources until needed to complete an acquisition or alliance (or lift-out) or fund a general partner interest.  As the staff no doubt recognizes, the Company could not disclose in the Information Statement that it will acquire an alternative asset manager or enter into alliances with other alternative investment managers or achieve lift-outs.  The Company would be ill-advised to state with certainty that it will achieve any of these objectives because its success in doing so is not guaranteed and is not within its sole control.  The Company would improvidently expose itself to liability for misleading disclosure if it were to make any such declarative statement in the Information Statement.  Prudent disclosure requires that the Company state that these efforts at building its business are only possibilities.  Referring to these growth methods as possibilities, however, should not detract in any way from the Company’s intent to actively pursue these methods of achieving growth consistent with this overall strategy.

There is a reasonable chance that the Company’s efforts to achieve growth in the manner described above will cause it to fall outside the definition of “investment company” in Section 3(a)(1)(C) of the Investment Company Act within a year.  As the staff knows, any of the foregoing methods of achieving growth may require the expenditure of significant capital.  For example, acquiring an alternative asset manager, particularly one having the size that the Company is likely to target, will require a significant expenditure of funds.  Similarly, as indicated, the Company may decide to take a significant general partner or managing member interest in a hedge fund or private equity fund that it sponsors and manages.

Except for the foregoing, the Company is not in a position to provide any more detail about the “specific actions” it intends to take to comply with Rule 3a-2.  As we have indicated, the Company is a new entity that was formed in connection with the proposed spin-off and has not yet begun operations.  Consequently, the Company has not yet begun the task of identifying particular targets for acquisition or strategic alliances (or lift-outs) or developing alternative asset management products.  The Company expects to begin the task of pursuing these objectives shortly after it begins operations.

September 11, 2015

2.                                      On page 27, in the third paragraph under “If we were deemed an investment company under the Investment Company Act . . . material adverse effect on our business,” in the second sentence, beginning “[i]f this were to occur,” please delete the parenthetical “(typically, up to two years)”. Please also tell us supplementally: (a) whether the company believes that there is a significant risk that it will need to rely on no-action relief because it will be unable to meet the requirements of Rule 3a-2 within one year; (b) the reasons why the company may or will be unable to comply within the time period set forth in the rule; and (c) when the company expects that it will be able to comply.

The Company has revised the disclosure on page 27 of the Information Statement to delete the parenthetical “(typically, up to two years)” in response to the Staff’s comment.

The Company does not believe that “there is a significant risk that it will need to rely on no-action relief because it will be unable to meet the requirements of Rule 3a-2 within one year.”  The Company believes that there is a reasonable chance it will achieve within one year its business objectives so that it will no longer be an investment company by the end of this period.  As we note above, the Company will undertake efforts aimed at achieving these objectives shortly after it begins operations.  With its sizable capital resources, the Company is well positioned to accomplish its goals.  As we indicate above, however, whether the Company achieves its business objectives depends on the confluence of various factors, some of which, such as the state of the alternative asset management business, are not within its control.  Accordingly, the Company has provided risk factor disclosure in this regard.

We note that an issuer seeking to rely on Rule 3a-2 must have a bona fide intent not to be an investment company within one year of meeting the numerical thresholds set forth in paragraph (b) of this rule, and that the rule requires that the issuer demonstrate this intent by (1) its business activities (i.e., not engaging in business activities that might be considered inconsistent with a desire to no longer be an investment company within one year), and (2) a board resolution, duly recorded in its minute books or comparable documents, substantially to this effect.  Rule 3a-2 does not require an issuer to show any more evidence than these factors to demonstrate that it has a bona fide intent to no longer be an investment company.  Nor does the rule preclude reliance if there is a risk, whether significant or not, that the issuer might not achieve its aim to no longer be an investment company within one year and might have to rely on no-action letters beyond this period.

The Company will meet both these conditions for relying on Rule 3a-2 and, therefore, will have satisfied the bona fide intent required by the rule.  As indicated, the Company will begin efforts to achieve its growth objectives shortly after it begins operations and will not, during the year or thereafter, engage in any activities that might be considered to be inconsistent with seeking to achieve these objectives.  In addition, the Company’s Board of Directors will adopt a resolution as required by Rule 3a-2.  Because there is a risk, for the reasons stated above, that the Company may not achieve its growth objectives within one year so that it will no longer be an investment company, the Company has stated prudently that it may have to rely on existing no-action letters in such case. See, e.g., MPX Investments, Inc., SEC Staff No-Action Letter (Jan. 11, 1984) (staff granted relief to an issuer after selling its assets for the purpose of acquiring an operating company for approximately 2 years after the sale of its operating business); Transamerica Venture Corporation, SEC Staff No-Action Letter (Sept. 23, 1985) (relief granted to permit an issuer to operate technically as an investment company for approximately 15 months after its initial public offering); Missouri River Gold and Gem Corp., SEC Staff No-Action Letter (June 30, 1986) (relief granted to permit the company to operate technically as an investment company for approximately 14 months after its initial public offering); Cooper Development Company, SEC Staff No-Action Letter

September 11, 2015

(Dec. 12, 1988) (relief granted to a company that previously relied on Rule 3a-2 for up to 6 months after one year period had expired).  Including disclosure of this possibility, however, should not be construed as calling into question the Company’s bona fide intent to the extent it will have satisfied this requirement with respect to relying on Rule 3a-2, as noted.

The Company is not in a position to state at this time when it might be able to comply if it is not able to achieve its objectives within one year.  The Company notes, however, that any such period beyond one year will not exceed the periods that the staff has permitted in no-action letters, such as those cited above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.                                      We have read your response to comment 11. As previously requested, please quantify the average effective fee by each product line for each period presented and discuss the reasons for changes in these amounts.

The Company has revised the disclosure on pages 55 and 56 of the Information Statement in response to the Staff’s comment.

Description of Capital Stock, page 88

Corporate Opportunity Policy, page 91

4.                                      On page 91, you state that: “Except with respect to opportunities that involve Permissible Accounts, if a Gabelli acquires knowledge of a potential transaction on a matter that is a corporate opportunity for both any Gabelli and GSG, such Gabelli will have a duty to communicate that opportunity to GSG and may not pursue that opportunity or direct it to another person unless GSG declines such opportunity or fails to pursue it.” Please revise your disclosure to address the following:

•                  Clarify who would be authorized to accept or decline the opportunity on behalf of GSG, as well as how that determination would be evidenced, for purposes of this policy.

•                  The policy contemplates that an opportunity would be “expressly offered” to a person and that person then would have to decide in what capacity he was serving (“primarily”) at the moment he acquired knowledge of the opportunity. Please provide an example illustrating how this might transpire in practice.

•                  Clarify the application of the policy in the event of an opportunity that is not “expressly offered” to a person, but rather is that person’s original idea.

We respectfully advise the Staff that the Company has revised its proposed corporate opportunity policy as set forth on page 91 of the Information Statement.  The Company has included in its revised disclosure information responsive to the Staff’s comment, to the extent applicable to the revised policy.

September 11, 2015

Combined Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

Notes to Combined Consolidated Financial Statements

B. Significant Accounting Policies, page F-12

Basis of Presentation, page F-12

5.                                      You disclose that subsequent to the issuance of your financial statements, you determined that gains of a specific investment were inadvertently included in your combined consolidated statements of income when the investment itself was not one of the assets transferred to GSG from GAMCO as part of the spin-off. Although you restated your financial statements to correct this error, you disclose that you believe such corrections were not material individually or in the aggregate, to the combined consolidated financial statements in any prior period. Given that net income for the years ended December 31, 2014, 2013, and 2012 decreased approximately 45%, 10%, and 12% as a result of this restatement and you concluded on pages 30 and 70-71 that this error resulted in a material weakness, please revise to omit your statement that you believe the corrections were not material or explain to us in detail how you concluded that this restatement was immaterial for the periods ended.

The Company has revised the disclosure on page F-12 of the Information Statement in response to the Staff’s comment.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

Enclosures

cc:                                Kevin Handwerker, GAMCO Investors, Inc.

Kieran Caterina, Gabelli Securities Group, Inc.

Michael L. Zuppone, Esq., Paul Hastings LLP